UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                  SCHEDULE 13D

           Under the Securities Exchange Act of 1934 (Amendment No. )*


                               KINETIKS.COM, INC.
                                (Name of Issuer)


                    COMMON STOCK, $0.001 PAR VALUE PER SHARE
                         (Title of Class of Securities)


                                   494615 10 7
                                 (CUSIP Number)

                                   Alan Koslow
                            Foster Pepper & Shefelman
                          1111 Third Avenue, Suite 3400
                            Seattle, Washington 98101
                                                      (206) 447-8922
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 20, 1996
             (Date of Event which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /.

     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                Page 1 of 4 Pages

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CUSIP NO. 494615 10 7            13D                Page 2 of 4 Pages

     (1) NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                                  Dwayne Walker

     (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                     (a) / /
                                     (b) / /

     (3) SEC USE ONLY

     (4) SOURCE OF FUNDS*
                                       PF

     (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)

     (6) CITIZENSHIP OR PLACE OF ORGANIZATION
                          Mr. Walker is a U.S. citizen

     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     (7) SOLE VOTING POWER
                                 400,000 shares

     (8) SHARED VOTING POWER
                                   -0- shares

     (9) SOLE DISPOSITIVE POWER
                                 400,000 shares

     (10) SHARED DISPOSITIVE POWER
                                   -0- shares

     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                 400,000 shares

     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                      / /

     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                     11.81%

     (14) TYPE OF REPORTING PERSON
                                       IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                Page 2 of 4 Pages

     ITEM 1. SECURITY AND ISSUER

     Title of Class of Equity Securities: Common Stock, $.001 par value per share, of Kinetiks.Com, Inc. (the "Issuer").

     Name and Address of Principal Executive Offices of the Issuer:

      Kinetiks.Com, Inc. 700 Rockmead Drive Suite 240 Kingwood, Texas 77339

     ITEM 2. IDENTITY AND BACKGROUND

     (a) Name of Person Filing: Dwayne Walker

     State of Organization: Washington

     (b) Principal Business: President of TechWave Inc.

     (c) Address of Principal Business:

               720 Olive Way, Suite 920 Seattle, Washington 98101

     (d) Conviction in a Criminal Proceeding (excluding traffic violations or similar misdemeanors) during the Last Five Years: No

     (e) Party in a Civil Proceeding during the last five years and as a result was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws: No

     (f) Citizenship: Mr. Walker is a U.S. citizen

     ITEM 3: SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The sole source of the funds is personal funds of Mr. Walker. The amount of funds used in making the purchase described in Item 5 is $100,000.

     ITEM 4. PURPOSE OF TRANSACTION

     The purpose of the acquisition of securities of the Issuer is for investment purposes. Mr. Walker does not presently intend to purchase additional shares of common stock of the Issuer. Mr. Walker does presently intend to sell shares of common stock of the Issuer as soon as reasonably practicable. (See
Item 6 below.) However, various factors, including without limitation, the price of the stock of the Issuer, stock market conditions and business prospects of the Issuer will impact Mr. Walker's decision to sell shares of stock of the
     Issuer. Except as set forth herein, Dwayne Walker does not have any plans or proposals that relate to or would result in any of the matters specified in
Item 4.

     ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) Aggregate Number of Shares of Common Stock of the Issuer: Beneficially Owned - 400,000 shares.

     Percentage of Common Stock of the Issuer owned (based on 3,387,924 shares of common stock outstanding as of December 31, 1996): 11.81%

     (b) Sole Voting Power: 400,000
         Sole Dispositive Power: 400,000

                                Page 3 of 4 Pages

        Shared Voting Power: -0-
        Shared Dispositive Power -0-

     (c) The following transaction in common stock of the Issuer was effected by Mr. Walker:

     Pursuant to the Purchase Agreement dated October 31, 1996, Mr. Walker purchased 400,000 shares of common stock from the Issuer for a purchase price of $100,000. The per share price was $0.25. In connection with this transaction, the Company retired 400,000 shares of common stock of the Issuer, which were owned by Greg Carr, Chairman of the Issuer.

     (d) Not applicable.

     (e) Not applicable.

     ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The Issuer has agreed with Mr. Walker to file a registration statement under the Securities Act of 1933 with respect to any or all of the 400,000 shares of common stock of the Issuer. Mr. Walker may give notice to the Issuer at any time after January 31, 1997 to require the Issuer to file a registration statement for any or all of the 400,000 shares of common stock of the Issuer, which are owned by Mr. Walker.

     ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     Purchase Agreement between the Issuer and Dwayne Walker dated October 31, 1996.

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      January 10, 1997.           /s/ Dwayne Walker
                                  Dwayne Walker

                                Page 4 of 4 Pages

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